Contact

www.linkedin.com/in/espenhjensen
(LinkedIn)

Top Skills

Crestron
Integration
Extron

Languages

English
Norwegian

Certifications

Project Management Professional
ITIL Foundation Certification
Crestron Level 1 Programming
Certification
Crestron Level 2 Programming
Certification
CTS

Espen Jensen
Channel Solutions Specialist at NanoLumens
Travis County, Texas, United States

Summary

Technical Sales Manager offering over 10 years experience hunting
for new business opportunities driving revenue growth promoting
tailored solutions. Ability to listen and identify customer needs
and communicate clearly and succinctly. Build B2B and B2C
relationships, providing solutions to diverse technical challenges.
Passion to serve as a team member to change the way we connect
and communicate. Strong problem-solving and project management
experience. Out of the box thinker with strategic mindset.

Experience

NanoLumens - LED Visualization Solutions
Channel Solutions Specialist
January 2022 - Present (1 year 3 months)
Austin, Texas, United States

Newline Interactive
Texas/Louisiana Regional Sales Manager
January 2019 - April 2021 (2 years 4 months)

Sales Manager for Newline Interactive products throughout Texas and
Louisiana. Maintained and grew a network of partnerships with dealers that
complete the customer interactive and UC solution.

• Recognized for optimizing sales growth in higher education/SLED and
Enterprise verticals.
• Doubled higher education sales from 2018 to 2019 in the region.

Hitachi America, Ltd.
Southwest US Region Sales Manager
December 2015 - January 2019 (3 years 2 months)

Sales Manager for Hitachi DMD for TOLA Region. Maintained and grew a network of partnerships with dealers that primarily focused on Higher Education and K12

• Grew projector sales for Hitachi's Southern region, including Texas, Oklahoma, Louisiana, New Mexico,
and Arkansas.
• Increased sales revenue YoY in the territory despite a declining market.
• Generated a reputation for excellence and grew revenue in the higher education market new to Hitachi.

Panasonic North America
1 year 9 months
Technical Solutions Architect
November 2014 - October 2015 (1 year)

As a Technical Solutions Architect for Panasonic I got to work with our sales staff, dealers and customers to educate and train great people on Panasonic projector products as well as providing engineering and design support. My goal was to continue to work within a team in order to achieve the greater goal of excellent customer care and growth for Panasonic. I take pride in my strong work ethic and eye for details.

Specialties: 3 Chip DLP, 1 Chip DLP, Solid State Imaging, Edgeblending, Projector Mapping

Technical Field Engineer
February 2014 - November 2014 (10 months)

Provided Video wall setup and configuration. Maintained large format projectors and edge blending.

• Delivered on-site troubleshooting of Panasonic and third-party hardware.
• Worked as an on-site liaison between Panasonic and Panasonic customers/ dealers.
• Ensured satisfaction and optimum performance of all Panasonic equipment with a special focus on large
format projectors.
• Earned merit promotion ahead of a team of 40 people with longer tenure first year as an employee.

Dickensheets Design Associates

Design Consultant
July 2010 - February 2014 (3 years 8 months)

Served as a technical expert for multiple Audio-Visual infrastructure projects.
Provided control system design, programming, and troubleshooting.
Recognized for design expertise and ensuring all clients technology objectives
were met.

CCS Presentation Systems
Technician
June 2008 - July 2010 (2 years 2 months)
Austin, Texas, United States

Programed and configuration of AMX, Crestron, Extron programs, system
design, and on-site installation of audio/video systems. Conducted final on-site
system testing and troubleshooting.

• Ensured that Standard Operating Procedures were followed during
installation.
• Provided technical sales support and client support.
• Served as a Consultant and technical expert for multiple Audio-Visual
infrastructure projects.
• Worked closely with clients to ensure their technology objectives were met.

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Education

Texas State University-San Marcos
Information Technology · (January 2006 - January 2006)

University of New Orleans
Information Technology · (August 2004 - December 2005)

Buskerud University College (HiBu)
Information Technology · (August 2000 - June 2002)